SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ X] Form 10-Q	[ ] Form N-SAR
For Period Ended: March 31, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Green & Quality Home Life, Inc.
Full Name of Registrant: not applicable
Former Name if Applicable
Rua Rondinha, 92, apto. 134, 04140-010
Address of Principal Executive Office (Street and Number)
Sao Paulo, SP, Brazil, 04140-010
City, State, Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the described due date and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report, Form 10-Q, for quarter ended March 31, 2012 in a timely manner.   Registrant is proceeding to complete and file the Quarterly Report for the quarter ended March 31, 2012 on or before the fifth calendar day following the prescribed due date for the quarter ended March 31, 2012.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Fabio Alexandre Narita	(775)	321-8289
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [X ]	No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ]	No [X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GREEN & QUALITY HOME LIFE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2012

By: /s/ Fabio Alexandre Narita
President, Secretary Treasurer, Principal Executive Officer, Principal Financial Officer